

NORTH BECK JOINT VENTURE
C/O JOHN MICHAEL COOMBS
2435 SCENIC DR
SALT LAKE CITY, UT 84109
KEYSTONE SURVEY PROPERTY
ATV Road
CHIEF CONSOLIDATED PROPERTY

Source: 2003 Juab County Plat Maps

400 0 400 Feet
Scale

HDR ONE COMPANY | Many Solutions

Eureka Mills NPL Site, Eureka, UT

North Beck Joint Venture Property Lines

Date: March 2004

Figure: 1


Bradley
Victoria Northwest Mine
Well
Reservoir
Hatfield Canyon
North Beck Mine
Porphyry Flat
Peak
JUAB CO.
Springs
Jenny Lind Ridge
Retribution Mine
Raymond
Ridge & Valley
EUREKA
(BM 6442)
Reservoir
The S
BM 6583
Snell Ranch
Sacramento Mine
Keystone Ridge
Chief No. 2
Godiva Tunnel
Tetro Shaft
Tetro Tunnel
Godiva Shaft
Mayday Shaft
Chief No.
Water
Eureka Hill
Eagle
General Logan Mine
Evans Mine
Golden Ray Mine
Centennial Eureka
Gemini
Garity Quarry
Eureka Cem
WT
Hannifin Ranch
GRADE
6
50
Grate
Backfill
Wall

Tintic Junction and Eureka, Utah 7 1/2' Quadrangles
T.10 S., R.3 W *Final updated Map*

TINTIC PROJECT

Site Location Map
Juab County Sites

UTAH NATURAL RESOURCES
Oil, Gas & Mining

Drawn by: LAA

Scale 1"= 1,100'

Sheet 2 of 7